[Causeway Capital Management LLC Letterhead]

January 31, 2019

Causeway ETMF Trust

11111 Santa Monica Boulevard, 15th Floor

Los Angeles, CA 90025

RE:   Expense Limit Agreement – Causeway International Value NextShares

Dear Ladies and Gentlemen:

Causeway International Value NextShares (the “Fund”) is a series of Causeway ETMF Trust, a Delaware statutory trust (the “Trust”). The Trust, on behalf of the Fund, has entered into an agreement with Causeway Capital Management LLC (“Causeway”) whereby Causeway provides investment advisory services to the Fund (the “Investment Advisory Agreement”).

We hereby agree with respect to the Fund, for so long as this Expense Limit Agreement is in effect, to waive the fees payable to us under the Investment Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund, to the extent that the Fund’s operating expenses (excluding brokerage fees and commissions, interest, taxes, distribution plan expenses fees and expenses of other funds in which the Fund invests, and extraordinary expenses) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of the Fund. We agree that this obligation shall constitute a contractual commitment enforceable by the Trust and that we may not assert any right to reimbursement of any amounts so waived or reimbursed.

We acknowledge the limit of shareholder liability as set forth in the Declaration of Trust of the Trust and agree that any obligation assumed by the Trust pursuant to this agreement shall be limited in all cases to the Trust and its assets. We agree not to seek satisfaction of any such obligations from the shareholders of the Trust, nor from the Trustees of the Trust.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

January 31, 2019

This Expense Limit Agreement, effective as of January 31, 2019, supersedes the current expense limit agreement dated January 8, 2018, with respect to the Fund, and shall continue in effect until January 31, 2020. This Agreement may be terminated at any time by the Trust’s Board of Trustees and will terminate automatically in the event of the termination of the Investment Advisory Agreement. Any amendment to this agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

CAUSEWAY CAPITAL MANAGEMENT LLC

By:	/s/ Gracie V. Fermelia
Gracie V. Fermelia, Chief Operating Officer

The foregoing agreement is hereby
accepted as of January 31, 2019

CAUSEWAY CAPITAL ETMF TRUST,
on behalf of the Fund listed in Schedule A to this Agreement

By:	/s/ Turner Swan
Title:	Turner Swan, President

SCHEDULE A

Fund Name	Expense Limit
Causeway International Value NextShares	1.05%